

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA





11/27/2006

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 21-22 of November 2006.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Novozymes acquires GroPep Ltd.

November 27, 2006

Novozymes announces that all conditions for the completion of the acquisition of GroPep Ltd. have now been fulfilled. The transaction is expected to close on December 12, 2006.

Further to Stock exchange announcement no. 17 of August 14, 2006, Novozymes A/S ("Novozymes") today announces the successful conclusion of the proposal to acquire 100% of the issued shares of GroPep Limited ("GroPep") at AUD 2.05 per share. The acquisition, which will be effected by way of a Scheme of Arrangement[1], was subject to certain limited conditions which have now all been fulfilled satisfactorily.

The total aggregate consideration to holders of GroPep shares and options is approximately AUD 100 million (DKK 446 million)[2]. The transaction value corresponds to approximately DKK 394 million on a cash and interest-bearing debt-free basis.[3] Payment is expected to be made on December 12, 2006, which will be the official implementation date.

Novozymes expects GroPep to be de-listed from the Australian Stock Exchange (ASX) November 28, 2006. The new name of the company will be Novozymes GroPep Ltd. The company will become a wholly owned indirect subsidiary of Novozymes and will be included in Novozymes' consolidated accounts as of the closing date.

Comments from management

"We are looking forward to starting the integration process, and to working with GroPep's talented and knowledgeable employees," says Steen Riisgaard, President and CEO of Novozymes. "The acquisition of GroPep will strengthen Novozymes' position in recombinant ingredients for the biopharmaceutical industry, eventually enabling us to provide a broad platform of non-animal derived ingredients for cell cultures."

"Novozymes is a strong partner which is pursuing a long-term strategy with this acquisition. The GroPep team looks forward to the transition as Novozymes brings resources that will enable the business to grow in a manner that GroPep could not have accomplished alone. We will be able to provide even more support and bring new solutions to our customers," says Bob Finder, Managing Director and CEO of GroPep.

---

[1] Details of the Scheme of Arrangement are explained in Stock exchange announcement no. 17 of August 14, 2006 which can be retrieved at www.novozymes.com

[2] AUD/DKK 4.4572

[3] Based on net interest-bearing assets in GroPep as of October 31, 2006 of AUD 11.2 million.



Contact persons

Media Relations:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobile: +45 3077 0026

Investor Relations:

Lene Aabo
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (in USA)
Tel. (direct): +1 919 494 3483
Mobile: +1 919 649 2565

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,400 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
2006-48550-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

November 20, 2006

It is with our deepest regret that we have to announce that Novozymes' Executive Vice President and Chief Financial Officer, Per Månsson after a short period of illness passed away last Friday.

Per Månsson was responsible for Finance, IR, IT & Legal. He was employed with Novo Nordisk in 1993 and entered into Novozymes' management after the demerger in 2000.

Until a new CFO has been appointed, Vice President for Finance, Benny Loft, takes over Per Månsson's responsibilities.

Contact persons

Media Relations:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Mobile: +45 3079 3338

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (in the USA)
Mobile: +1 919 649 2565

Ian Christensen
Tel. (direct) +45 4446 0341
Mobile: +45 3077 0341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,400 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.


novozymes

Unlocking the magic of nature

Novozymes A/S
Investor Relations
2006-49315-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27